ING Life Insurance and Annuity Company
Variable Annuity Account B
Individual Nonqualified Variable Annuity
CONTRACT PROSPECTUS – MAY 1, 2009

The Contract. The contracts described in this prospectus are individual nonqualified deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are intended to provide retirement benefits to individuals who either are not participating in a formal retirement plan or are participating in a formal retirement plan but want to supplement their benefits.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contracts and their investment options you should know before purchasing. This information will help you decide if the contracts are right for you. Please read this prospectus carefully and keep it for future reference.

Table of Contents . . . page 3

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account, you instruct us to direct your account dollars to any of the available investment options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying mutual fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option.

▷   Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Account in Appendix I of this prospectus.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

These contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount invested.

The Funds

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

ING Balanced Portfolio, Inc. (Class I)[1]

ING BlackRock Science and Technology Opportunities Portfolio (Class I)[1]

ING BlackRock Large Cap Growth Portfolio (Class I)

ING Growth and Income Portfolio (Class I)[1]

ING Index Plus International Equity Portfolio (Class S)[1]

ING Intermediate Bond Portfolio (Class I)[1]

ING Legg Mason Partners Aggressive Growth Portfolio (I Class)

ING Money Market Portfolio (Class I)[1]

ING Oppenheimer Global Portfolio (I Class)

ING Oppenheimer Strategic Income Portfolio (I Class)

ING Strategic Allocation Conservative Portfolio (Class I)[1][2]

ING Strategic Allocation Growth Portfolio (Class I)[1][2]

ING Strategic Allocation Moderate Portfolio (Class I)[1][2]

ING Templeton Foreign Equity Portfolio (I Class)

ING Thornburg Value Portfolio (I Class)

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)

ING T. Rowe Price Growth Equity Portfolio (I Class)

ING UBS U.S. Large Cap Equity Portfolio (I Class)

ING Van Kampen Capital Growth Portfolio (Class I)

ING Van Kampen Equity and Income Portfolio (I Class)

(1)   This fund has changed its name to the name listed above. See Appendix II - Description of Underlying Funds for a complete list of former and current fund names.

(2)   These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. You may obtain the May 1, 2009 Statement of Additional Information (SAI) free of charge by indicating your request on your application materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the "Contract Overview - Questions: Contacting the Company" section of this prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75998. The SAI table of contents is listed on page 39 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. To answer your questions, contact your local representative or write or call the Company through:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your local representative to learn what information is required for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

The following summarizes contract information. Read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual nonqualified fixed and variable annuity contracts. They are intended as a retirement savings vehicle that defers taxes on investment earnings and offers a variety of investment options to help meet long-term financial goals.

Contract Facts

Free Look/Right to Cancel: You may cancel your contract within ten days (some states may require more than ten days) of receipt. See "Right to Cancel."

Death Benefit: Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. See "Withdrawals."

Systematic Distribution Options: These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses: Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

Taxation: You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:

(a) Fixed Interest Option
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Option
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

II. The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or that vary depending on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn)   5%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Annual Maintenance Fee
Installment Purchase Payment Contracts[2] $20.00

Maximum Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge[3]	0.00% - 0.25%
Total Separate Account Annual Expenses	1.25% - 1.50%

[2] The annual maintenance fee is generally deducted only from installment purchase payment contracts. Under certain contracts, the annual maintenance fee may also be deducted upon full withdrawals. See "Fees - Annual Maintenance Fee."

[3] We currently do not impose this charge, however; if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "Fees - Administrative Expense Charge."

* State premium taxes (which currently range from 0% to 4% of premium payments) may apply but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees and other expenses)	Minimum	Maximum
	0.35%	1.08%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to (0.038%), separate account annual expenses, and fund fees and expenses.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$726	$1297	$1,895	$2,952	$265	$814	$1,389	$2,952

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$656	$1,087	$1,545	$2,209	$192	$593	$1,020	$2,209

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example does not apply during the income phase if you elect to receive income phase payments under a nonlifetime variable payment option and subsequently request a lump-sum withdrawal after the income phase payments start. In this circumstance, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix III of this prospectus, we provide condensed financial information about Variable Annuity Account B subaccounts you may invest in through the contract. The tables show value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company (the Company) are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holding Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Developments - the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. (See "Taxation" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual income phase dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option.

Variable Interest Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

Mutual Fund (fund) Descriptions. We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and phone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Fixed Interest Option. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. For a description of the Fixed Account, see Appendix I.

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

Limits on Availability of Options. Some funds or the fixed interest option may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. You may select no more than 18 investment options during the accumulation phase. Each subaccount you select and the Fixed Account counts as one option once you have made an allocation to it, even if you no longer have amounts allocated to that option.

Additional Risks of Investing in the Funds. *(Mixed and Shared Funding)*

Insurance-Dedicated Funds. (Mixed and Shared Funding) The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed - bought for annuities and life insurance
▷ Shared - bought by more than one company

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS

During the accumulation phase, you may transfer amounts among the available subaccounts. Transfers from the Fixed Account may be restricted as outlined in Appendix I, and the total number of investment options that you may select during the accumulation period is limited. See "Investment Options - Limits on How Many Investment Options You May Select." The minimum transfer amount is $500. You may establish automated transfers of account value. See "Dollar Cost Averaging." Transfers must be made in accordance with the terms of your contract. You may not make transfers once you enter the income phase. See "The Income Phase."

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

• More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
• Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

• Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
• Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
• Purchases and sales of fund shares in the amount of $5,000 or less;
• Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
• Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible.   A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Charges for Transfers. We currently do not charge for transfers.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our the address listed in "Contract Overview-Questions: Contacting the Company," or, if you are participating in the dollar cost averaging program, after your scheduled transfer.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from one of your investment options to one or more of the subaccounts. Transfers from the Fixed Account under the dollar cost averaging program may be restricted. (See Appendix I.) Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program. For additional information about this program, contact your local representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company." Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

PURCHASE AND RIGHTS

How to Purchase

▷   Complete the application and deliver it along with your initial purchase payment to us. Upon our approval, we will issue you a contract and set up an account for you.
▷   Two types of contracts are available.

- Installment Purchase Payment contracts. Under these contracts, you make continuing periodic payments.
- Single Purchase Payment contracts. Under these contracts you make a single payment to the contract or a lump-sum transfer of amounts accumulated under a pre-existing annuity or retirement arrangement.

Payment Amounts

▷   The minimum payment for a single purchase payment contract is $5,000.
▷   Installment purchase payments must be at least $100 per month ($1,200 annually) and may not be less than $25 per payment.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be a limit on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4. **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel the contract within ten days of receipt (some states require more than ten days) by returning it to the address listed in "Contract Overview-Questions: Contacting the Company" along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those amounts allocated to the subaccounts. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

If the purchase payments for your cancelled contract came from a transfer or rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

FEES

Types of Fees

The following types of fees or deductions may affect your account:

▷ Transaction Fees
  • Early Withdrawal Charge
  • Annual Maintenance Fee
  • Redemption Fees
▷ Fees Deducted from Investments in the Separate Account
  • Mortality and Expense Risk Charge
  • Administrative Expense Charge
▷ Fund Fees and Expenses
▷ Premium and Other Taxes

Terms to Understand

▷ **"Payment Period"** (for installment purchase payment contracts) - The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. The number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

▷ **"Contract Year"** (for single purchase payment contracts) - A 12 month period measured from the date we establish your account, or measured from any anniversary of that date.

The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total payments to the contract.

Early Withdrawal Charge Schedules

Schedule A - Installment Purchase Payment Contracts

Completed Payment Periods	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 7	4%
7 or more but less than 9	3%
9 or more but less than 10	2%
10 or more	0%

Schedule B - Single Purchase Payment Contracts*

Completed Contract Years	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more but less than 8	2%
8 or more but less than 9	1%
9 or more	0%

* Schedule B also may apply to certain older contracts that accept more than one purchase payment. Check your contract to determine which early withdrawal charge schedule applies to you.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Waiver. The early withdrawal charge is waived if the withdrawal is:

▷ Used to provide income phase payments to you;

▷ Paid because of your death;

▷ Taken under a systematic distribution option (see "Systematic Distribution Options");

▷ Taken on or after the tenth anniversary of the effective date of an installment purchase payment contract;

▷ Paid when your account value is $2,500 or less and no withdrawal has been taken from the account within the prior 12 months;

▷ Taken in part or in full from an installment purchase payment contract provided you are at least 59½ and nine purchase payment periods have been completed; or

▷ Taken in an amount of ten percent or less of your account value. This applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals or withdrawals under a systematic distribution option. The ten percent amount will be calculated using your account value as of the next valuation after your withdrawal request is received in good order at the address listed in "Contract Overview-Questions: Contacting the Company." This waiver does not apply to contracts issued in the state of Washington.

Annual Maintenance Fee

Maximum Amount. $20.00 for installment purchase payment contracts. There is no maintenance fee for single purchase payment contracts.

When/How. Each year during the accumulation phase, we deduct this fee from your account value on your account anniversary. It is also deducted at the time of a full withdrawal, to the extent permitted under state law. It is deducted proportionately from each subaccount and fixed interest option in which you have interest.

Purpose. This fee reimburses us for administrative expenses related to the establishment and maintenance of your account.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Fees Deducted From Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. See "The Income Phase - Charges Deducted."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contracts.

▷ The mortality risks are those risks associated with our promises to pay the death benefit available under the contract and to make lifetime income phase payments based on annuity rates specified in the contract.
▷ The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. 0.25%. We currently do not impose this charge. We reserve the right, however, on 30 days' notice, if allowed by your contract, to charge up to 0.25% annually of your daily net assets invested in the subaccounts.

When/How. If imposed, we will deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest option. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses that cannot be recovered by the mortality and expense risk charge described above. The charge is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this charge.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

As of the date of this prospectus, Fidelity Investments is the only unaffiliated fund family offered through this prospectus. The Company receives the most fund revenue from Directed Services LLC and other Company affiliates.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as "fund of funds" (including the ING Strategic Allocation Portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our income phase payment rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account, see "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

- ▹ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts, plus
- ▹ The current dollar value of amounts held in the Fixed Account, including interest to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund's shares. The value of your interest in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- ▹ The total value of the subaccount's units at the preceding valuation; minus
- ▹ A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that your initial purchase payment is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment, the applicable AUV's after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 Purchase Payment
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Mutual Fund A
Mutual Fund B

Step 1: You make an initial purchase payment of $5,000.

Step 2:

A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of the initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The value of subaccounts may vary day to day.

WITHDRAWALS

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:

▷ **Early Withdrawal Charge**
(see "Fees - Early Withdrawal Charge")

▷ **Annual Maintenance Fee**
(see "Fees - Annual Maintenance Fee")

▷ **Redemption Fees** (See "Fees - Redemption Fees")

▷ **Tax Penalty** (see "Taxation")

▷ **Tax Withholding** (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your local representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company."

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal.

▷ Select the withdrawal amount.

1) Full Withdrawal: You will receive, reduced by any required tax, your account value, minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee.

2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees. See Appendix I for more information about withdrawals from the Fixed Account.

▷ Select investment options. If you do not specify, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value.

▷ Properly complete a disbursement form and send it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of the withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will credit the amount reinvested proportionally for annual maintenance fees and for early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal.

SYSTEMATIC DISTRIBUTION OPTIONS

These options may be exercised at any time during the accumulation phase of the contract.

The following systematic distribution options may be available:

▷ **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

▷ **Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by calling us at the number listed in "Contract Overview - Questions: Contacting the Company."

Systematic Distribution Option Availability. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your local representative or the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once you revoke an option, you may not elect it again, until the next calendar year, nor may you elect any other systematic distribution option that may be available, unless you are allowed under the Internal Revenue Code of 1986, as amended (Tax Code).

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option may have tax consequences. See "Taxation."

Features of a Systematic Distribution Option
A systematic distribution option allows you to receive regular payments from your contract, without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

During the Accumulation Phase

Who Receives the Death Benefit? If you would like certain individuals or entities to receive a death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your local representative or us as indicated in "Contract Overview - Questions: Contacting the Company."

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when you, the contract holder, die.

Death Benefit Amount. The death benefit will equal your account value as of the next time we value your account after the date on which we receive proof of death and a payment request in a form acceptable to us. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by law.

Death Benefit - Methods of Payment

(For payment options during the income phase, see "The Income Phase.")

If you die during the accumulation phase of your contract, the following payment options are available to your beneficiary, if allowed by the Tax Code:

▷ Lump-sum payment; or
▷ Payment in accordance with any of the available income phase payment plans. See "The Income Phase - Payment Plans."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the company seeks to make a profit on these accounts, and the Company seeks to make a profit on these accounts.

The following options are also available, however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leave the account value invested in the contract; or
▷ Leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. Your beneficiary can withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment plans. See "The Income Phase - Payment Plans."

Steps Required for Death Benefits to be Paid to Your Beneficiary:

1. You must have designated a beneficiary(ies) for your contract;
2. Your beneficiary or someone on their behalf must provide us with proof of your death acceptable to us; and
3. Your beneficiary must elect one of the payment options available under the contract.

We will not pay any death proceeds until the beneficiary elects a method of payment. Prior to the election of a payment method by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary will have the right to allocate or transfer amounts among available investment options. (Limitations may apply to transfers from the Fixed Account - see Appendix I.)

We will mail payment to the beneficiary within seven calendar days after we receive proof of death and an election of the method of payment acceptable to us.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time frame required by the Tax Code. See "Taxation."

THE INCOME PHASE

We may have used the following terms in prior prospectuses:

Annuity Phase - Income Phase

Annuity Option - Income Phase Payment Option

Annuity Payment - Income Phase Payment

Annuitization **- Initiating Income Phase Payments**

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days before the date you want to start receiving income phase payments, you must notify us in writing of all of the following:

- ▹ Payment start date;
- ▹ Income phase payment option (see the payment options table in this section);
- ▹ Payment frequency (i.e. monthly, quarterly, semi-annually or annually);
- ▹ Choice of fixed or variable payments or a combination of fix and variable payments; and
- ▹ Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected, and whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be invested in subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Currently, ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio and ING Growth and Income Portfolio are the only subaccounts available during the income phase. For variable payments, you must also select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

Minimum Payment Amounts. The income phase payment option you select must result in:

▷ A first income phase payment of at least $20; or
▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts you will receive one lump-sum payment.

Restrictions on Start Dates and the Duration of Payments. When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company." If the continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments we made after the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; consult a tax adviser before electing this option. The same or a different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:

Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.
Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit - None:** All payments end upon the annuitant's death.
Life Income - Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract. **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit - None:** All payments end upon the death of both annuitants.
Life Income - Two Lives with Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit - Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Income Phase Payment Options	
Nonlifetime- Guaranteed Payments*	**Length of Payment:** You may select payments for 3-30 years. In certain cases a lump-sum payment may be requested at any time. (see below) **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Lump-Sum Payment: If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payment will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments have begun is treated as a completed purchase payment period even though no additional purchase payments have been made. See "Fees - Early Withdrawal Charge." We will send lump-sum payments within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value for the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e. the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have or may enter into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

1) Bancnorth Investment Group, Inc.	10) ING Funds Distributor, LLC
2) Directed Services LLC	11) ING Investment Advisors, LLC
3) Financial Network Investment Corporation	12) ING Investment Management Services LLC Multi-
4) Guaranty Brokerage Services, Inc.	13) Financial Securities Corporation
5) ING America Equities, Inc.	14) Multi-Financial Securities Corporation
6) ING DIRECT Funds Limited	15) PrimeVest Financial Services, Inc.
7) ING Financial Advisers, LLC	16) ShareBuilder Securities Corporation
8) ING Financial Markets LLC	17) Systematized Benefits Administrators, Inc.
9) ING Financial Partners, Inc.	

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Occasionally, ING Financial Advisers, LLC may enter into arrangements with independent entities to help find broker-dealers or banks interested in distributing the contract or to provide training, marketing and other sales-related functions, or administrative services. We will reimburse such entities for expenses related to and may pay fees to such entities in return for these services.

ING Financial Advisers, LLC may also contract with independent third party broker-dealers who will act as wholesalers by assisting us in selecting broker-dealers or banks interested in acting as distributors. These wholesalers may also provide training, marketing and other sales related functions to the distributors and may provide certain administrative services in connection with the contract. ING Financial Advisers, LLC may pay such wholesalers compensation based upon purchase payments to contracts purchased through distributors that they select.

ING Financial Advisers, LLC may also designate third parties to provide services in connection with the contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the distributors with approved marketing material, prospectuses or other supplies. These parties may also receive payments for their services based upon purchase payments. ING Financial Advisers, LLC will pay all costs and expenses related to these services.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 2.75%. We may also pay asset-based compensation up to 0.10%. In addition, we may pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individuals registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 2.75% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated assets under management, sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 2.75% commission rate noted above. These special compensation arrangements will not be offered to all distributors, the terms of such arrangements may differ among distributors based on various factors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Symetra Investment Services, Inc.	14)	Cadaret, Grant & Co., Inc.
2)	AIG Financial Advisors Inc.	15)	Wachovia Securities, LLC
3)	Financial Network Investment Corporation	16)	First Heartland® Capital, Inc.
4)	Linsco/Private Ledger Corp.	17)	Northwestern Mutual Investment Services, LLC
5)	Lincoln Investment Planning, Inc.	18)	A.G. Edwards & Sons, Inc.
6)	Walnut Street Securities, Inc.®	19)	Financial Telesis Inc./JHW Financial & Insurance Services
7)	Valor Insurance Agency, Inc.		
8)	NFP Securities, Inc.	20)	Tower Square Securities, Inc.
9)	ING Financial Partners, Inc.	21)	Mutual Service Corporation
10)	National Planning Corporation	22)	Morgan Keegan and Company, Inc.
11)	Multi-Financial Securities Corporation	23)	Ameritas Investment Corp.
12)	Jefferson Pilot Securities Corporation	24)	Lincoln Financial Advisors Corp.
13)	Securities America, Inc.	25)	Waterstone Financial Group

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Third Party Compensation Arrangements.

▷   The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷   The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. Federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Nonqualified Contracts
The contracts may be purchased on a non-tax-qualified basis (nonqualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

II. *Taxation of Nonqualified Contracts*

Contributions
You may not deduct the amount of your contributions to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal income tax purposes. In order to be eligible to receive deferral of taxation, the requirements listed below must be satisfied.

Investor Control. Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract holder will be considered the owner of separate account assets if the contract holder possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract holder's gross income. Future guidance regarding the extent to which contract holders can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in your account value over the "investment in the contract" (generally, the premiums or other contributions you paid for the contract less any non-taxable withdrawals during the taxable year). There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract holder is not a natural person, a change in annuitant is treated as the death of the contract holder.

Delayed Income Phase Start Date. If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 95), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Diversification. Internal Revenue Code Section 817(h) requires investments within a separate account to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, you would then be subject to federal income tax on income under your contract as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your contract. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract holder's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a full withdrawal from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract holder's investment in the contract.

10% Penalty. A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

a) You have attained age 59½;
b) You have become disabled as defined in the Tax Code;
c) You (or the annuitant if the contract holder is a non-natural person) have died;
d) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
e) The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;

• Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
• Then, from any remaining "income on the contract"; and
• Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract, and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Income Phase Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

Death Benefits. Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

▷ After you begin receiving income phase payments under the contract; or
▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed by August 31, 2014 However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract holder. If the contract holder is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract holder.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignment and Other Transfers. A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract holder during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact us at the address or phone number listed in "Contract Overview – Questions: Contacting the Company."

If you or your designated beneficiary is a non-resident alien, then any witholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

III. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

▷ On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
▷ When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
▷ During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷   Standardized average annual total returns; and
▷   Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e. mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation it would decrease the level of performance reflected by the calculation. Non-standardized returns may include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which we receive no instructions in the same proportion as those for which we receive instructions. You will receive periodic reports relating to the funds in which you have an interest as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷   During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷   During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership where such assignments are not prohibited, with proper notification. The date of any such assignment or transfer of ownership will be the date we receive the notification at the address listed in "Contract Overview-Questions: Contacting the Company." An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to us at the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. Your rights and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History

Variable Annuity Account B

Offering and Purchase of Contract

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase of the contract.

Additional information about this option may be found in the contract.

Amounts allocated to the Fixed Account are held in the Company's general account, which supports insurance and annuity obligations.

General Disclosure.

▷ Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
▷ Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
▷ The SEC has not reviewed disclosure in this Appendix regarding the Fixed Account.

Interest Rates.

▷ The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will receive a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company.
▷ Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Except for contracts issued in the state of New York, withdrawals from the Fixed Account over $250,000 (for contracts issued prior to 1988) or $500,000 (for contracts issued after 1988) will be paid pursuant to a five year schedule. See your contract for details. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for period of up to 6 months or as provided by applicable federal or state law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option once during each calendar year. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address listed in "Contract Overview-Questions: Contacting the Company" at least 30 days before income payments begin you may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

APPENDIX II
DESCRIPTION OF UNDERLYING FUNDS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Balanced Portfolio, Inc.	ING VP Balanced Portfolio, Inc.
ING BlackRock Science and Technology Opportunities Portfolio	ING BlackRock Global Science and Technology Portfolio
ING Growth and Income Portfolio	ING VP Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING VP Index Plus International Equity Portfolio
ING Intermediate Bond Portfolio	ING VP Intermediate Bond Portfolio
ING Money Market Portfolio	ING VP Money Market Portfolio
ING Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Conservative Portfolio
ING Strategic Allocation Growth Portfolio	ING VP Strategic Allocation Growth Portfolio
ING Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Moderate Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited.	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadviser:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks to achieve capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited.	Seeks long-term growth of capital.
ING Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Variable Portfolios, Inc. - ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Investors Trust – ING Index Plus International Equity Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser**: ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Money Market Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. - ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Partners, Inc. – ING Thornburg Value Portfolio	Directed Services LLC **Subadviser:** Thornburg Investment Management (Thornburg)	Seeks capital appreciation.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio	Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM)	Seeks long-term growth of capital and future income.
ING Investors Trust - ING Van Kampen Capital Growth Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio	Directed Services LLC **Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.